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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACHELOUS PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, Floor 21
(No. and Street)

NEW YORK	NY	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK SAUNDERS 212-660-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALVAREZ & ASSOCIATES, INC. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVE., SUITE 165	NORTHRIDGE	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARK SAUNDERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACHELOUS PARTNERS LLC, as of JUNE 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

CHRISTOPHER GUILLEN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GU6388602
Qualified in New York County
My Commission Expires: 03/11/2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACHELOUS PARTNERS, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2020

This report is deemed **PUBLIC** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

ACHELOUS PARTNERS, LLC
JUNE 30, 2020

Table of Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Achelous Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Achelous Partners, LLC (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 21, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

ACHELOUS PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS		
Cash	$	1,505,272
Accounts receivable		-
Prepaid expenses		19,477
Other assets		694
TOTAL ASSETS	$	1,525,443
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accrued expenses and other liabilities	$	38,447
Deferred income		50,000
TOTAL LIABILITIES		88,447
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		1,436,996
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,525,443

See accompanying notes to the financial statement

ACHELOUS PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2020

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Achelous Partners, LLC (the "Company") was formed as a limited liability company in Delaware on March 22, 2002 originally as Global Markets Capital Group LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company provides advisory services to businesses, providing valuations and strategic planning with a focus on merger and acquisition advice. The Company's clients are both public and private entities and are most notably involved in the origination and execution of crossborder transactions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts was not required at June 30, 2020. There was no Bad debt expense for the year ended June 30, 2020.

Revenue and Expense Recognition

Mergers and Acquisition Advisory Fees

The Company engages in mergers and acquisitions advisory services for business entities. Revenues are earned from two aspects of their contracts. One manner in which fees can be earned is from the performance of ongoing advisory services. The other way the Company can earn fees is upon the success of a merger and acquisition. Revenue from ongoing advisory services is recognized as services are provided. Payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for mergers and acquisitions transactions, as there are no significant actions which the Company needs to take subsequent to this date. The closing date is also the appropriate time for recognition because it is the date when collection is reasonably assured and when the amount of revenue is known or is sufficiently estimable. The costs directly related to a success fee are charged to expense in the same accounting period as the success fee; if an engagement is ended without a success fee, related costs are charged to expense at that point in time.

Disaggregation of Revenue

Advisory fees and success fees for the year ended June 30, 2020 were $207,914 and $4,956,909, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition (Continued)

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There was no Receivable balance as of the year ended June 30, 2020.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition, as of June 30, 2020 the contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied, as of June 30, 2020 the contract liabilities balances were $ 50,000.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes

The Company is organized as a limited liability company that is treated as a partnership for tax purposes. The taxable income or loss of the Company is allocated to the members.. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statement. The Company is subject to the New York City unincorporated business tax and the provision for income tax shown on the Statement of Income is for the unincorporated business taxes during the period ending June 30, 2020.

Current income tax expense of $8,771 for the year ended June 30, 2020, results from the New York State taxes. The expense consisted of $9,702 in Franchise Tax Board expense from prior and current year tax returns that were filed during the year and New York State tax expense was $75 less a payment and a refund totalling $1,008.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Use of Estimates

The preparation of the financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2020, the Company had net capital of $1,387,213 which was $1,382,213 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.9 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in two financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institutions. The Company has not incurred any losses on this account. At June 30, 2020, the amount in excess of insured limits of $250,000 was $1,242,189.

Revenue

During the year ended June 30, 2020, approximately 96% of the Company's revenue was from five customers.

NOTE 5 – OCCUPANCY:

The Company subleases its facility on a month-to-month basis at the rate of $3,000 per month. Rent expense for the year ended June 30, 2020 was $36,000.

NOTE 6 – RELATED PARTY TRANSACTIONS:

The Company pays an affiliate, related by common ownership, fees for consulting services. Fees incurred for the year ended June 30, 2020 were $171,878.

The Company's travel and entertainment expenses on the accompanying statement of income include reimbursements to the members for business travel costs incurred on the Company's behalf of $397,542.

NOTE 7 – 401K RETIREMENT PLAN

The Company maintains a contributory 401(k) Plan (the"Plan"). The 401(k) Plan is for the benefit of all eligible employees with no minimum age or service requirement. The employees may make voluntary contributions to the Plan while the employer makes contributions equal to 100% of the first 3% of the participant's compensation which is deferred as an elective deferral and an additional 50% is contributed on the next 2%. Matching contributions are determined each payroll period. Employer contributions for the year ended June 30, 2020 were $7,908 included in Compensation and Benefits on the accompanying Statement of Income.

ACHELOUS PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2020

NOTE 8 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of the financial statement in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company's year ending June 30, 2020. The Company does not expect that it will have a material impact on its financial statement.

NOTE 9 – GUARANTEES:

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at June 30, 2020, or during the year then ended.

NOTE 10 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2020, or during the period then ended.

NOTE 11 – SUBSEQUENT EVENTS:

The company has evaluated events and transactions that occurred through the date which the financial statement were available to be issued, for possible disclosure and recognition in the financial statement. There were none.

ACHELOUS PARTNERS, LLC

SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

FOR THE YEAR ENDED JUNE 30, 2020

ACHELOUS PARTNERS, LLC
FOR THE YEAR ENDED JUNE 30, 2020

Table of Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Achelous Partners, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Achelous Partners, LLC and the SIPC, solely to assist you and SIPC in evaluating Achelous Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. Achelous Partners, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Achelous Partners, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Achelous Partners, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 21, 2020

ACHELOUS PARTNERS, LLC
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED JUNE 30, 2020

TOTAL REVENUES	$ 5,179,220
DEDUCTIONS	(14,604)
SIPC NET OPERATING REVENUES	5,164,616
GENERAL ASSESSMENT @ .0015	7,747
Less: Payments made with Form SIPC 6	(4,457)
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$ 3,290

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended June 30, 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Achelous Partners, LLC
800 Third Avenue, 21st Floor
New York, NY 10021

8-65582

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Elizabeth Attanasio 212-668-8700

2. A.	General Assessment (item 2e from page 2)	$7,747
B.	Less payment made with SIPC-6 filed (**exclude interest**) 01-17-2020 Date Paid	(4,457)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	3,290
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$3,290

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $3,290

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Achelous Partners, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of July, 20 20.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2019
and ending June 30, 2020

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $5,179,220

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ____

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Bank Interest 14,604

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) ____

Total deductions 14,604

2d. SIPC Net Operating Revenues $5,164,616

2e. General Assessment @ .0015 $7,747

(to page 1, line 2.A.)